Exhibit 99.1

June ˥˪ ͖ 202 6 REAL - WORLD INNOVATION AI - first driven discovery platform for multi - parameter small - molecule generation

FORWARD LOOKING STATEMENT 2 This presentation contains "forward - looking statements" relating to future events, and Evogene Ltd. (the “ Company ” ), may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regard ing or affecting us that are considered “ forward - looking statements ” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “ PSLRA ” ) and other securities laws, as amended. Statements that are not statements of historical fact may be deemed to be forward - looking statements. Such forward - l ooking statements may be identified by the use of such words as “ believe ” , “ expect ” , “ anticipate ” , “ should ” , “ planned ” , “ estimated ” , “ intend ” and “ potential ” or words of similar meaning. We are using forward - looking statements in this presentation when we discuss our value drivers, commer cialization efforts and timing, product development and launches, estimated market sizes and milestones, pipeline, as well as our capabilities an d t echnology. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future eve nts , involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Readers are cautioned th at certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward - looking state ments that may be made in this presentation. Therefore, actual future results, performance or achievements, and trends in the future may differ ma terially from what is expressed or implied by such forward - looking statements due to a variety of factors, many of which are beyond our control, inclu ding, without limitation, the current war between Israel and Hamas and any further adverse impact that it may have on economic activity in Israel due to the calling up of a large number of reserve soldiers or the incurrence of debt to pay for the high cost of the war, and any accompanying future uncertainties for the security of the Company's operations in southern Israel , as well as those additional factors described in greater detail in Evogene's Annual Report on Form 20 - F and in other reports Evogene files with and furnishes to the Israel Securities Authority and the U.S. Securities and Exchange Commission, including those factors under the heading “ Risk Factors ” . Except as required by applicable securities laws, we disclaim any obligation or commitment to update any information containe d i n this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developmen ts or changes in expectations, estimates, projections and assumptions. The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form par t of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of the Company, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract or commitment relating thereto or to the securities of the Company. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use shou ld not be construed as an endorsement of our products or services.

EVOGENE PIONEERS REAL - WORLD INNOVATION Using a proprietary generative AI engine, we generate novel and highly potent small molecules, optimized across multiple - parameters, for the pharmaceutical and ag - chemical industries 3

 GEN AI ENGINE Growing number of collaborations for a diverse pipeline of drug candidates Proven strategic collaborations driving our ag - chem pipeline PIONEERING IN PHARMA REVOLUTIONIZING AG OUR STORY ChemPass AI - computational engine for the generation & optimization of small molecules

5 PHARMA PRECLINICAL CLINICAL AG SAFETY & ENVIRONMENT FIELD TESTING THE DISCOVERY & OPTIMIZATION CHALLENGE GENERATE THE RIGHT CANDIDATES TO REACH THE MARKET EARLY DEVELOPMENT ADVANCED DEVELOPMENT APPROVED PRODUCT TARGET SELECTION (protein) DISCOVERY & OPTIMIZATION HIT TO LEAD HIT IDENTIFICATION LEAD OPTIMIZATION PRODUCT CANDIDATE LESS THAN 10 % OF PRODUCT CANDIDATES TESTED IN CLINICAL TRIALS MAKE IT TO MARKET

6 DIVERSE NOVEL CHEMICAL STRUCTURES & MULTI - PARAMETER CHALLENGE The challenge - generate diverse small molecules with novel chemical structures that satisfy all required parameters defining the desired product, while proactively balancing multiple, often competing, criteria CURRENT MAIN LIMITATIONS : • Confined to a limited chemical space • Lacks capability to perform multi - parameter optimization simultaneously Potency ( Binding Affinity) Selectivity Solubility

NOVEL CHEMICAL STRUCTURE - DRUG - LIKE, SYNTHESIZABLE MOLECULES Our AI engine generates novel compounds that are synthesizable and active, while accessing unexplored chemical space and creating new IP opportunities CHE M PASS AI BREAKING CHEMICAL SPACE LIMITATION & MULTI - PARAMETER CHALLENGE CHEMOTYPE DIVERSITY - DE - RISKING DOWNSTREAM DEVELOPMENT A broad and diverse scope of development candidates, that meet the defined product specifications MULTI - PARAMETER OPTIMIZATION Multiple - parameters optimized to project - specific chemical, biological, and physical constraints, increasing probability of success 7

CHEMPASS AI - THREE STEPS TO SUCCESS EVOGENE PRODUCT CANDIDATE Potency Binding Affinity) Selectivity Activity (QSAR) Scaffold Solubility Lipophilicity ( LogP ) Membrane penetration Drug likeliness Chemical Stability Metabolic Stability Synthetic Accessibility IP/Novelty REACHED MULTI - PARAMETER OPTIMIZED nMol ACTIVE NOVEL COMPOUNDS HIT SCREENING WITH POINTHIT TM Utilizing deep learning to enhance rapid screening of ultra - large databases LEAD OPTIMIZATION WITH LEADOP GPT TM Simultaneous optimization of multiple parameters using generative AI 0 50000 100000 150000 200000 250000 300000 350000 400000 450000 -1.45 -1.35 -1.25 -1.15 -1.05 -0.95 -0.85 -0.75 -0.65 -0.55 -0.45 -0.35 -0.25 -0.15 -0.05 VIRTUAL SCREEN RESULTS POINTHIT TRADITIONAL METHOD Step 1 Step 3 Result HIT TO LEAD WITH ACTIVESEARCH TM DMTA* coupled with upgraded analog search using proprietary algorithms SELECTED & PURCHASED 41 1,800 ACTIVE 16 SUB MICROMOLAR POTENCY 7 ACTIVESEARCH RESULTS Step 2 UP TO 400 - FOLD IMPROVEMENT 8 Activity Drug Likeness Lipophilicity Memb. Penetration Potency Solubility Synthetic Access. * DMTA i n small - molecule drug development stands for Design – Make – Test – Analyze.

˭ EVOGENE ’ S UNIQUE OFFERING – NOVEL CHEMISTRY THAT WORKS LEADOP GPT TM - THE MAGIC: NOVEL MOLECULE GENERAT ION o In - house bui lt AI engine trained on curated 38 B molecules database (Google Cloud collaboration # 1 ) o Generation of molecules that satisfy multiple project - specific parameters simultaneously (Google Cloud collaboration # 2 ) o Precision generation of novel bioactive molecules tailored to target product criteria, eliminating inefficient traditional filtering 9 POINTHIT TM & ACTIVESEARCH TM - INTELLIGENCE: UNIQUE DATASET CREATION o Both POINTHIT TM & ACTIVESEARCH TM explore ultra - large vendor libraries ~ 70 B molecules o POINTHIT TM utilizes virtual screening to generate a diverse range of chemotypes from the earliest stages of the discovery process o ACTIVESEARCH TM is an analogue search - engine coupled with QSAR to optimize DMTA cycles Deep understanding of the biology and chemistry underlying the target product Potency Binding Affinity) Selectivity Activity (QSAR) Scaffold Solubility Lipophilicity ( LogP ) Membrane penetration Drug likeliness Chemical Stability Metabolic Stability Synthetic Accessibility IP/Novelty

TECHNOLOGICAL COLLABORATIONS WITH GOOGLE CLOUD

FROM GENERATIVE MODELS TO AUTONOMOUS DISCOVERY

Google Cloud

FIRST COLLABORATION – FIRST-IN-CLASS FOUNDATION MODEL

Successful completion of a proprietary generative AI model for novel molecular product candidates addressing multiple parameters, based on **38 billion** molecular structures, delivered **90% precision** compared to approx. 30% in traditional GPT models*.

SECOND COLLABORATION – ADVANCED AI AGENTS INTEGRATION

Integration of AI agents into ChemPass AI™ using Google Cloud Agent Platform to produce data for multi-parameter modeling, accelerate design-make-test-analyze cycles, and scale the discovery of patentable small molecules with stronger potential for commercial success across pharmaceutical and agricultural pipelines. **Initiated Feb. 2026**

"This expanded collaboration with Evogene demonstrates the power of integrating cutting-edge artificial intelligence into scientific research. By leveraging our technology to deploy advanced AI agents, we are enabling Evogene to automate and scale their complex discovery workflows. This foundation accelerates the speed and precision of identifying small molecules, further cementing ***Evogene's role as a leader in next-generation molecular design*** *for the pharmaceutical and agricultural industries"*

BOAZ MAOZ, MANAGING DIRECTOR, GOOGLE CLOUD ISRAEL (10.02.2026)



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* Based on company's calculation.

CHEMPASS AI™ - GENERATES CANDIDATES FOR COMMERCIAL SUCCESS



Chem Pass AI
EVOGENE PRODUCT CANDIDATES
HIGHER PROBABILITY OF SUCCESS
TARGET SELECTION (protein)
DISCOVERY & OPTIMIZATION
HIT IDENTIFICATION
POINTHIT™
HIT TO LEAD
ACTIVESEARCH™
LEAD OPTIMIZATION
LEADOP GPT™
EARLY DEVELOPMENT
ADVANCED DEVELOPMENT
APPROVED PRODUCT
PHARMA
PRECLINICAL
CLINICAL
AG
SAFETY & ENVIRONMENT
FIELD TESTING

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˥˦ BUSINESS STRATEGY CO - DEVELOPMENT - CAPTURE THE VALUE OF CHEMPASS AI TM Unlock the full potential of ChemPass AI TM through strategic collaborative partnerships, accelerating innovation in small - molecule drug and agrochemical development PARTNERING WITH PHARMA, AG - CHEMICAL & BIOTECH COMPANIES that complement our capabilities , enabling groundbreaking innovations that benefit both parties NEW MOLECULAR ENTITIES (NME) PRODUCTS EVOGENE CHEMPASS AI TM PARTNER SPECIFIC EXPERTISE MAXIMUM POTENTIAL, MINIMUM RISK

CHEMPASS AI™ WORKFLOW

CHEMPASS AI ™	DEVELOPMENT STEPS	PARTNER / INTERNAL PIPELINE
Preprocessing and target modeling	TARGET PREPROCESSING	TPP definition
PointHit™ Ultra large DB virtual screening	**1 -** HIT SCREENING	Experimental validation
ActiveSearch™ ML enabled DMTA	**2 -** HIT-TO-LEAD	Experimental validation
LeadOpGPT™ Constraint driven generation	**3 -** LEAD OPTIMIZATION	Custom synthesis and testing

PROPRIETARY PRODUCT CANDIDATES



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14 PHARMA DIVISION – DRUGS COLLABORATIONS Neutrophil - Derived Inflammatory Diseases Demyelination Disorders Lung Cancer Metabolic Disease COLLABORATIONS Herbicides INTERNAL PIPELINE Wheat Blotch HARNES S ING THE POWER OF CHEMPASS AI FOR REAL - WORLD INNOVATION AG DIVISION* – AG - CHEMICALS AG DIVISION* – Operations in this field are conducted through our subsidiary, AgPlenus.

 GEN AI ENGINE Growing number of collaborations for a diverse pipeline of drug candidates Proven strategic collaborations driving our ag - chem pipeline PIONEERING IN PHARMA REVOLUTIONIZING AG OUR STORY ChemPass AI - computational engine for the generation & optimization of small molecules

AI - based candidates in pipeline SMALL MOLECULES GROWING OPPORTUNITY IN AI - DRUG DISCOVERY > 60 150 % CAGR in last 3 years Account for 58 % of total pharmaceutical market ($ 1,344 B) Discovery market expected to reach by 2034 16 ~ $ 190 B 1 ) DCAT Value Chain Insights 2 ) Science Direct 3 ) Precedence Research PHARMA DIVISION 1 2 3 LM1

17 PHARMA DIVISION AI - FIRST COMPOUNDS UNDER DEVELOPMENT

PHARMA DIVISION

POTENTIAL COLLABORATORS & BUSINESS DEVELOPMENT STRATEGY

POTENTIAL PARTNERS	UNMET NEEDS	COMMON COLLABORATION PROFILE	TIMELINE
ACADEMIA/ SMALL BIOTECH	1. Rapid computational generation of molecules with high probability of success for novel targets 2. Composition of matter patents	A strategic partnership to co-develop a novel drug asset, generate shared IP and/or commercialization rights while accelerating the path to clinical development	Initiated end of 2025
MID-BIG SIZE BIOTECH/ MID SIZE PHARMA	1. Rapid computational generation of molecules with high probability of success for novel targets 2. Computational generation of novel chemotypes with improved patent positions and introduction of broad chemical diversity	Joint discovery and optimization of novel drug assets. Evogene will receive R&D and milestone-based payments, and royalties	Mid term (2027+)
GLOBAL PHARMA	1. Generation of novel chemotypes with improved patent positions and introduction of broad chemical diversity 2. Computational solutions for non-trivial targets	1. Joint discovery and optimization of novel drug assets. Evogene will receive R&D and milestone-based payments, and royalties 2. Evogene delivers a dedicated computational technology solution for a specific R&D challenge in exchange for upfront, R&D and milestone-based payments	Long term (2028+)

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PHARMA DIVISION

DIVERSIFIED DRUG DISCOVERY PIPELINE – CURRENT STATUS

INDICATION	PROGRAM	HIT ID	HIT-TO-LEAD	LEAD OPTIMIZATION	PRE-CLINICAL	IND	PARTNER
COLLABORATIONS							
Oncology	EVG-O311	→	→				Undisclosed
Metabolism*	EVG-M410	→					Tel Aviv University
Immunology	EVG-I110	→					systasy
Neurology	EVG-N210	→					UNRAVEL BIOSCIENCES
Oncology	EVG-O310	→					QUT Queensland University of Technology
INTERNAL PIPELINE							
Undisclosed	EVG-R510	→	→	→			evogene

* Non-protein target

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20 PHARMA DIVISION • Target : novel key mechanism linked to cancer cell survival, migration and therapy resistance • Global breast cancer therapy market is estimated at $ 30 - 37 B annually, with aggressive forms representing 10 - 15 % of the cases, with an estimated market of $ 1 - 5 B • Combines ChemPass AI TM with expertise in spatial genomics and genome stability • Designed to generate novel small - molecule candidates for aggressive form of breast cancer COLLABORATION WITH A LEADING ACADEMIC INSTITUTE (UNDISCLOSED) NOVEL THERAPIES FOR BREAST CANCER TREATMENT AND LONGEVITY BINDING SITE AND LIGAND OF TARGET

*POINTHIT*TM - SUPERIOR HIT RATES OF HIGHLY POTENT MOLECULES

42 molecules identified with outstanding results*

- 43% of tested considered candidate inhibitors
- 19% of tested compounds have nM efficacy

"We used to screen thousands of compounds to get hits, with ChemPass AI this is not required. Out of 42 compounds, 18 (43%) are inhibitors, and 8 (19%) are potential candidates." PI



Target1 activity screen
Enzymatic activity (relative to WT)
0.5 µM
5 µM
50 µM
WT enzyme (active=1.00)
mutant enzyme (inactive=0.17)
Candidate Inhibitors
nM efficacy
Compound
#82 #81 #83 #94 #51 #68 #39 #06 #37 #77 #50 #66 #60 #76 #24 #15 #58 #54 #59 #71 #61 #67 #100 #78 #10 #20 #87 #46 #16 #56 #02 #95 #91 #89 #90 #49 #03 #88 #98 #47 #04 #92



Step 1
HIT SCREENING
WITH POINTHITTM
Ordered Compounds
42
Enzymatic Activity
18 (43%)

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evogene

* Intermediate analysis

PHARMA DIVISION

COLLABORATION WITH PROF. EHUD GAZIT, TAU, TEL-AVIV, ISRAEL

NOVEL THERAPEUTIC MODALITY FOR METABOLIC DISEASES

TEL AVIV UNIVERSITY אוניברסיטת תל אביב

- Target: molecular self-assembly metabolites that underlie metabolic conditions
- Addressable Gout therapeutics market is evaluated at ~$3B*
- Combines *ChemPass AI*™ with unique biological research in molecular self-assembly biology
- Creates opportunities for novel therapeutics addressing the cause of disease rather than symptomatic treatment

"We are excited to join forces with Evogene in this groundbreaking endeavor. By integrating our fundamental understanding of molecular self-assembly with Evogene's cutting-edge AI-driven drug design platform, we have a unique opportunity to develop novel therapeutics that specifically target these pathological processes and ultimately improve treatment for patients."


LILR 15kV 6.4mm x500 BSE M
100μm

SCANNING ELECTRON MICROSCOPY OF CRYSTALS FORMED BY THE SELF-ASSEMBLY OF A METABOLITE

* Costa-Bauza, A., & Grases, F. (2023). Biomolecules, 13(12), 1769.

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* https://www.grandviewresearch.com/industry-analysis/gout-therapeutics-market

23 PHARMA DIVISION COLLABORATION WITH PROF. EHUD GAZIT, TAU, TEL - AVIV, ISRAEL NOVEL THERAPEUTIC MODALITY FOR METABOLIC DISEASES – CHEMPASS AI TM RESULTS 82 90 86 80 27 20 16 15 15 9 7 7 2 0 0 0 0 10 20 30 40 50 60 70 80 90 100 % Inhibition Compound INTERMEDIATE ANALYSIS OF INITIAL 15 MOLECULES • 33% of tested compounds reach activity threshold • 2 molecules outperformed positive control NEXT STEP • Ongoing testing of additional molecules for hit identification

 GEN AI ENGINE Growing number of collaborations for diverse drug targets Proven strategic collaborations driving our ag - chem pipeline PIONEERING IN PHARMA REVOLUTIONIZING AG OUR STORY ChemPass AI - computational engine for the generation & optimization of small molecules

~$ 88 B GROWING MARKET WITH PLENTY OF ROOM FOR INNOVATION Decreased rate in discovery of new pesticides due to lack of innovation 3 Increase of pest resistance & regulatory requirements 1 Urgent need for new Modes of Action ( MoAs ) 2 BROAD SPECTRUM HERBICIDES 1 $ 22.2 B FUNGICIDES FOR MAJOR DISEASES 2 B 43.3 $ EVOGENE'S SUBSIDIARY 25 $22.3B BROAD SPECTRUM INSECTICIDES 3 Company calculation based on: 1 ) Mordor Intelligence 2 ) Fortune Business Insights 3 ) Data Bridge U NMET NEEDS

LEADING CROP PROTECTION COMPANIES 26 EVOGENE'S SUBSIDIARY POTENTIAL DISCOVERY AND OUTLICENSE PARTNERS

27 CURRENT CROP PROTECTION PIPELINE Stage confidential EVOGENE'S SUBSIDIARY PARTNER FIELD TESTING SAFETY AND ENVIRONMENTAL LEAD OPTIMIZATION HIT - TO - LEAD HIT ID INDICATION PROGRA M COLLABORATIONS APCO - 12 Herbicide INTERNAL PIPELINE APTF 1 / APTF 4 Fungicide

INTERNAL PIPELINE WHEAT BLOTCH 28 1 ) Global Growth Insights DISRUPTING A $ 1.2 B PROBLEM AT RECORD SPEED • 70 % of EU fungicide usage in wheat is for Wheat Blotch • EU market alone >$ 1.2 B annually • Widespread resistance to current top products ( ‘ Strobilurins ’ ) with 2025 sales of $ 4.76 B 1 APTF - 1 PRESENTS STRONG POTENTIAL FOR REAL - WORLD INNOVATION • Shows clear concentration - dependent antifungal efficacy • Ongoing optimization to enhance potency • 18 months from target to optimized hit EVOGENE'S SUBSIDIARY

END - TO - END PROCESS – NOVEL, HIGHLY POTENT, OPTIMIZED MOLECULES HIT SCREENING WITH POINTHIT TM LEAD OPTIMIZATION WITH LEADOP GPT TM Step 1 Step 3 HIT TO LEAD WITH ACTIVESEARCH TM 5 ( 3% ) 164 Step 2 38 ( 23% ) In Vivo Activity 2 ( 0.5% ) 11 ( 2.5% ) Enzymatic Activity 440 Ordered Compounds Ordered Compounds 15 ( 56%) 27 25 ( 93%) PROPRIETARY PRODUCT CANDIDATE TARGET PROTEIN New MOA - no available crystallographic structure with limited computational data Enzymatic Activity In Vivo Activity Ordered Compounds Enzymatic Activity In Vivo Activity 29 * Performed by AgPlenus, Evogene ’ s wholly owned subsidiary EVOGENE'S SUBSIDIARY

30 PHARMA DIVISION – DRUGS EVOGENE – LOOKING FORWARD AG DIVISION* – AG - CHEMICALS AG DIVISION* – Operations in this field are conducted through our subsidiary, AgPlenus. ADDITIONAL TECH COLLABORATIONS TO MAINTAIN OUR COMPETITIVE ADVANTAGE • Progress in existing pipeline • New collaborations with biotech companies and academic institutions • Building relationships with pharmaceutical companies • Evaluation of projects for an internal pipeline • Progress in existing pipeline • New collaborations with ag - chem companies • Evaluation of projects for expanding internal pipeline

31 DE - RISKING DOWNSTREAM DEVELOPMENT NOVEL, DRUG - LIKE, SYNTHESIZABLE MOLECULES We generate highly potent and novel small molecules, optimized across multiple - parameters, for the pharmaceutical and ag - chemical industries MULTI - PARAMETER OPTIMIZATION PIONEERING IN PHARMA Growing number of collaborations addressing diverse drug targets for the benefit of human health REVOLUTIONIZING AG Proven impact in Agriculture. Computational chemistry drives real - world agricultural impact GENERATING REAL - WORLD INNOVATION